August 7, 2009

Brenda H. Smith
Executive Vice President and Chief Financial Officer
MainStreet BankShares, Inc.
730 East Church Street, Suite 30
Martinsville, VA 24112

      Re: **MainStreet BankShares, Inc.**
               Form 10-K for Fiscal Year Ended December 31, 2008
               Form 10-Q for Fiscal Period Ended March 31, 2009
               File No. 333-86993

Dear Ms. Smith:

      We have completed our review of your Form 10-K for Fiscal Year Ended December 31, 2008 and related filings and have no further comments at this time.

               Sincerely,

               Kevin W. Vaughn
               Branch Chief